STADIUMDROP
STAY IN THE MOMENT


STADIUMDROP
STADIUMDROP



Kristen McAbee · 2nd

Chief Executive Officer at StadiumDrop. | Delivering memories to families in stadiums, concert venues, & outdoor events.

Little Elm, Texas, United States · 191 connections · Contact info

StadiumDrop

Greenville High School

Experience

Chief Executive Officer

StadiumDrop · Full-time
Jul 2019 – Present · 1 yr 10 mos
Frisco, TX

StadiumDrop is a peer-to-peer food and beverage delivery service designed specifically for in-seat delivery in stadiums, concert venues, and outdoor events. StadiumDrop has its corporate office located in the heart of DFW Sports heaven, Frisco, TX.

AdvoCare Independent Distributor

Advocare
Jan 2013 – Present · 8 yrs 4 mos

Education

Greenville High School

High School Diploma, General Studies

1996 – 2000

Skills & endorsements

Supplements · 9

Kevin Veon and 8 connections have given endorsements for this skill

Sports Nutrition · 8

Kevin Veon and 7 connections have given endorsements for this skill

Fitness · 6

Kevin Veon and 5 connections have given endorsements for this skill

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